SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

OPERATING PERFORMANCE

The Company continued to focus its efforts on executing its strategy of accelerated growth, seeking to match return on investment with shareholder expectations. As part of this effort, NET recently launched “Net Fone.com”, a product that combines telephone services, quick access to the internet and free TV channels with high-quality image and sound.

The Pay TV and Broadband client bases closed the first quarter with 2,561,000 and 1,588,000 subscribers, for increases of 35.7% and 91.3% in relation to the 1,887,000 and 830,000 subscribers at the close of 1Q07, respectively. The NET Fone via Embratel client base grew by 179.0% to 718,000 clients, from 257,000 clients in 1Q07. This strong growth is due to the strategy of pursuing alternatives for sustaining growth despite the more competitive market scenario, with investments in developing new sales channels and launching new products to improve the company's competitive positioning.

1. The Pay TV churn rate in the last 12 months increased from 13.4% in 1Q07 to 15.9% in 1Q08, while the Broadband churn rate in the last 12 months increased from 13.8% in 1Q07 to 17.9% this quarter. In both cases the increase was due to the higher disconnections in 4Q07, which are the ones used to calculate churn in the quarter. Disconnections requested by the client represented 62% of all disconnections in the quarter, for which the primary reason was a change in address to areas not covered by NET, which accounted for 24% of total voluntary disconnections.

The Company posted growth of 70.8% in Revenue Generating Units (“RGU”), from 3,232,000 in 1Q07 to 5,521,000 in 1Q08. RGUs comprise the sum of Pay TV, Broadband, Voice and Digital Video services.

FINANCIAL PERFORMANCE

In 1Q08, Net Revenue was R$829.5 million, up 47.8% versus the R$561.2 million posted in 1Q07. The main drivers of this revenue were the expansion in the subscriber base, the migration to more advanced packages in both the Pay TV and Broadband segments, and the contractual restatement of monthly fees by the IGP-M inflation index for a portion of the existing client base. Average Revenue Per User (ARPU) in the quarter was R$133.13, growing by 6.4% from the R$125.16 in 1Q07. The main driver of ARPU growth was the migration of current clients to more sophisticated products with higher value added.

Operating Costs increased by 49.1% to R$395.1 million, from R$264.9 million in 1Q07, mainly fueled by payroll expenses, which increased by 91.0% year on year, given the need to maintain the quality targets for customer service and maintenance. Other operating costs, which primarily consist of the customer service center and the bandwidth capacity contracted to connect broadband subscribers to the internet, increased by 87.5% as a result of the new service model and the larger broadband base. Network and Subscriber Maintenance grew by 27.8%, due to the adjustments stipulated in agreements for pole rental and electricity. Programming costs rose by 33.5%, driven by the expansion in the Pay TV base and the contractual restatement of the cost of certain channels by the IGP-M inflation index.

Selling, general and administrative expenses (SG&A) were R$197.4 million in 1Q08, increasing by 25.3% in relation to the R$157.6 million in 1Q07. Selling Expenses rose 20.9%, due to new campaigns and higher sales commissions, fueled by the higher sales recorded in the quarter. General and Administrative Expenses rose by 23.9%, impacted mainly by higher expenses with personnel and billing and postage.

The Provision for Bad Debt1 stood at R$11.9 million in 1Q08, increasing by 14.9% in relation to the provision of R$10.3 million in 1Q07. As a percentage of gross revenue, this provision declined from 1.4% to 1.1%, demonstrating that despite its rapid pace of growth, the Company continues to hold a healthy client portfolio.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) was R$225.1 million in 1Q08, up 48.5% against the R$151.6 million in 1Q07, with EBITDA margin of 27.1% . During this period of rapid expansion and given the level of net additions, the Company believes that this current level of EBITDA margin is adequate, given that Selling Expenses and costs related to customer satisfaction tend to be higher in such environments.

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1 In US GAAP, the Provision for Bad Debt increased by 29.4%, from US$5.3 million in 1Q07 to US$6.8 million in 1Q08.

Expenses with Depreciation and Amortization totaled R$142.7 million in 1Q08, growing by 71.6% from the R$83.2 million in 1Q07. This increase was primarily due to the goodwill from the Vivax acquisition beginning to be amortized.

EBIT (earnings before interest and tax) closed the quarter practically unchanged at R$82.4 million, due to higher expenses with amortization.

The Net Financial Result in the quarter was a net financial expense of R$13.0 million, improving by 29.7% in relation to the net financial expense of R$18.5 million in 1Q07. The result was due to the following factors:

Net Monetary Indexation rose by 214.7%, due to the restatement of recoverable tax in the quarter of R$0.5 million, up from R$0.2 million in 1Q07.

Net Foreign Exchange Gain (Loss) was a net gain of R$4.9 million in 1Q08, 64.4% lower than the net gain of R$13.6 million in 1Q07, mainly due to the lower foreign exchange gain on the perpetual bond issue as a result of the lower appreciation in the Brazilian real against the U.S. dollar in the quarter.

Financial Expenses declined by 28.1%, from R$49.7 million in 1Q07 to R$35.7 million in 1Q08. This improvement is explained by the elimination of the CPMF tax on financial transactions and the lower losses from foreign exchange hedge and swap positions linked to the perpetual bond and the acquisition of raw materials from foreign suppliers.

Financial Income rose by 4.0%, from R$17.7 million in 1Q07 to R$18.4 million in 1Q08, due to the lower rate of return on financial investments.

Net Debt in the quarter was R$543.9 million, rising by 18.1% in relation to the R$460.7 million in 1Q07, with the Net Debt/EBITDA ratio standing at 0.65x. This low level of financial leverage shows that the Company's organic growth can be supported by its own cash flow. As a result of the appreciation in the Brazilian real against the U.S. dollar, the percentage of debt denominated in foreign currency declined from 33.9% in 1Q07 to 22.9% in 1Q08.

Total Investment (CAPEX) in the quarter was R$172.3 million. Of this amount, 77% was allocated to Client Installations, 13% to Projects, 3% to I.T. and General Investments, and 7% to network improvements.

The Company closed the quarter with Net Income of R$32.3 million, 29.0% higher than the net income of R$25.0 million in 1Q07. The result demonstrates that the Company continues to pursue sustainable growth with a focus on profitability, returns for shareholders and an adequate capital structure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.